DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Christopher R. Stambaugh
christopher.stambaugh@dlapiper.com
T 919.786.2040
F 919.786.2200

Via EDGAR

April 6, 2020

Jonathan Burr

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:         Black Creek Diversified Property Fund Inc.

Post-Effective Amendment No. 21 to Registration Statement on Form S-11

Filed March 19, 2020

File No. 333-222630

Dear Mr. Burr:

On behalf of our client, Black Creek Diversified Property Fund Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Pre-Effective Amendment No. 1 to the above-referenced Post-Effective Amendment No. 21 to Registration Statement on Form S-11 (“Pre-Effective Amendment No. 1”).

Pre-Effective Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Jeffrey Taylor, Managing Director, Co-President of the Company, dated March 30, 2020, which are reproduced below.

Post-Effective Amendment No. 21 to Registration Statement on Form S-11 filed March 19, 2020.

Forum for Certain Litigation, page 213.

1. We note that your forum selection provision identifies the Circuit Court for Baltimore City, Maryland as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has amended its bylaws and disclosures in its prospectus to clarify that the exclusive forum provisions do not apply to claims under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

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Jonathan Burr

U.S. Securities and Exchange Commission

April 6, 2020

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at christopher.stambaugh@dlapiper.com or by phone at (919) 786-2040 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Christopher R. Stambaugh
Christopher R. Stambaugh